Form 51-102F3

                             MATERIAL CHANGE REPORT

                    Section 7.1 of National Instrument 51-102
                        Continuous Disclosure Obligations



ITEM 1:   REPORTING ISSUER

          Barrick Gold Corporation
          BCE Place
          Canada Trust Tower
          161 Bay Street, Suite 3700
          P.O. Box 212
          Toronto, ON  M5J 2S1


ITEM 2:   DATE OF MATERIAL CHANGE

          January 18, 2005


ITEM 3:   PRESS RELEASE

          A press release was issued by Barrick Gold Corporation ("Barrick") on January 18, 2005. A copy of the press release is attached hereto.


ITEM 4:   SUMMARY OF MATERIAL CHANGE

          On January 18, 2005, Barrick received confirmation from the Peruvian tax authority, SUNAT, that it would not be appealing the Tax Court's decision in favour of Barrick regarding SUNAT's tax assessment of Barrick's Pierina Mine for the 1999 and 2000 fiscal years. As a result of SUNAT's confirmation, Barrick recognized a US$141 million reduction in current and deferred tax liabilities and a US$21 million reduction of other costs. The effect of this gain was recorded in Barrick's fourth quarter, 2004 financial results.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

          On December 27, 2002, Minera Barrick Misquichilca S.A. ("MBM"), an indirect, wholly-owned subsidiary of Barrick, received an income tax assessment of US$41 million from the Peruvian tax authority SUNAT. On July 9, 2003, the assessment was reduced to US$32 million, excluding interest and penalties, upon SUNAT's acceptance of part of the claim submitted by MBM. The tax assessment related to a tax audit of Barrick's Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what was previously assumed, with a resulting increase in current and deferred income taxes. The full life of mine effect on


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                                      -2-


Barrick's current and deferred income tax liabilities of US$141 million was fully recorded at December 31, 2002, as were other related payments of approximately US$21 million due for periods through 2003.


          On September 30, 2004, the Tax Court notified Barrick of its decision on the matter in Barrick's favour. On January 18, 2005, Barrick received confirmation from SUNAT that it would not be appealing the Tax Court's decision. As a result of SUNAT's confirmation, Barrick recognized a US$141 million reduction in current and deferred tax liabilities and a US$21 million reduction of other costs. The effect of this gain was recorded in Barrick's fourth quarter, 2004 financial results.


ITEM 6:   RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL
          INSTRUMENT 51-102

          Not applicable.


ITEM 7:   OMITTED INFORMATION

          Not applicable.


ITEM 8:   SENIOR OFFICER

          The following senior officer of Barrick is knowledgeable about the material change and this report:

          Andre R. Falzon
          Vice-President and Controller
          (416) 861-9911

ITEM 9:   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


          DATED at Toronto, Ontario this 28th day of January, 2005.


                                              by       /s/ Andre R. Falzon
                                                  ------------------------------
                                                  Andre R. Falzon
                                                  Vice-President and Controller

[BARRICK LOGO]


PRESS RELEASE - TORONTO, JANUARY 18, 2005
For Immediate Release




Barrick Receives Confirmation in Peruvian Tax Matter



Barrick Gold Corporation announced today that it has received confirmation from SUNAT, the Peruvian tax agency, that SUNAT will not be appealing the September 30, 2004, Tax Court decision. (Information related to this matter can be found in Barrick's Third Quarter 2004 Report under Note 8 to the financial statements.)

Barrick shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.







INVESTOR CONTACT:               MEDIA CONTACT:
Darren Blasutti                 Vincent Borg
Vice President,                 Vice President,
Investor Relations              Corporate Communications
Tel:  (416) 307-7341            Tel:  (416) 307-7477
Email: dblasutti@barrick.com    Email: vborg@barrick.com